                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

                              -------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ANTEC Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                   03664P105
                                 (CUSIP number)

                         William H. Lambert, President
                                TSX Corporation
                            4849 N. Mesa, Suite 200
                              El Paso, Texas 79912
                                 (915) 533-4600
               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                                October 28, 1996
           (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [x].

                         (continued on following pages)

CUSIP No. 03664P105  13D

         1       Name of Reporting Persons
                 S.S. or I.R.S. Identification Nos. of Above Persons
                          TSX Corporation (74-2678034)

         2       Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                                    (b) [x]

         3       SEC Use Only

         4       Source of Funds
                          OO - Voting Agreement dated as of October 28, 1996 between TSX Corporation and Anixter International Inc.

         5       Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Item 2(d) or 2(e)     [ ]

         6       Citizenship or Place of Organization
                          Nevada

         7       Sole Voting Power
                          0

         8       Shared Voting Power
                          7,113,500

         9       Sole Dispositive Power
                          0

         10      Share Dispositive Power
                          0

         11      Aggregate Amount Beneficially Owned by Each Reporting Person
                          7,113,500

         12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         13      Percent of Class Represented by Amount in Row (11)
                          31.1%

         14      Type of Reporting Person
                          CO

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of ANTEC Corporation, a Delaware Corporation ("ANTEC"). ANTEC's principal executive offices are located at 2850 West Golf Road, Rolling Meadows, Illinois 60008.

ITEM 2.  Identity and Background

         This Schedule 13D is being filed by TSX Corporation, a Nevada corporation ("TSX"), whose principal businesses, conducted through its Texscan Corporation subsidiary, are the design, manufacture and sale of a broad line of cable television distribution electronics and related products and the design, manufacture and sale of advertising insertion electronics and character generators. The address of the principal office of TSX is 4849 N. Mesa, Suite 200, El Paso, Texas 79912.

         The names, titles, residence or business addresses and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of TSX are set forth below. Each of the executive officers and directors of TSX is a United States citizen.

                                                                                    Present Principal
          Name and Address                           Title                      Occupation or Employment
          ----------------                           -----                      ------------------------
 William H. Lambert                   Chairman of the Board, Chief         Chairman of the Board, Chief
 4849 N. Mesa, Suite 200              Executive Officer and President      Executive Officer and President
 El Paso, Texas 79912                                                      of TSX

 George L. Fletcher                   Senior Vice President - Corporate    Senior Vice President - Corporate
 4849 N. Mesa, Suite 200              Marketing                            Marketing of TSX
 El Paso, Texas 79912

 Victor D. Gherson                    Vice President, Secretary, Chief     Vice President, Secretary, Chief
 4849 N. Mesa, Suite 200              Financial Officer                    Financial Officer of TSX
 El Paso, Texas 79912

 Talton R. Embry                      Director                             Managing Director and Chief
 Magten Asset Management Co.                                               Investment Officer of Magten
 35 E. 21st Street, 5th Floor                                              Asset Management Corporation
 New York, New York 10010

 Larry E. Romrell                     Director                             Executive Vice-President of TCI,
 Tele-Communications, Inc.                                             as defined below
 5619 DTC Parkway
 Englewood, Colorado 80111

 Lewis Solomon                        Director                             Chairman of the Board and Chief
 R & L of New York Corporation                                             Executive Officer of Silent
 144 Nassau Blvd.                                                          Radio, Inc.
 W. Hempstead, New York 11552

 J.C. Sparkman                        Director                             Retired
 2530 S. Dudley
 Lakewood, Colorado 80227

         Tele-Communications, Inc., a Delaware corporation, ("TCI") may, under the rules of the Securities and Exchange Commission ("SEC"), be deemed a controlling person of TSX. TCI has provided information to TSX that TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable televisions systems. According to the information provided by TCI, TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. According to information provided by TCI, TCI's principal business address is 5619 DTC Parkway, Englewood, Colorado 80111, and the names, titles, residence or business addresses and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers, directors and controlling persons of TCI are as set forth below. According to information provided by TCI, to the knowledge of TCI, each of the executive officers, directors and controlling persons of TCI is a United States citizen.

                                                                                   Present Principal
         Name and Address                         Title                        Occupation or Employment
         ----------------                         -----                        ------------------------
 Bob Magness                       Chairman of the Board and Director    Chairman of the Board and Director
 5619 DTC Parkway                  of TCI                                of TCI
 Englewood, CO 80111

 John C. Malone                    President and Chief Executive         President and Chief Executive
 5619 DTC Parkway                  Officer & Director of TCI             Officer & Director of TCI
 Englewood, CO 80111

 Donne F. Fisher                   Director & Consultant of TCI          Consultant of TCI
 5619 DTC Parkway
 Englewood, CO 80111

 John W. Gallivan                  Director of TCI                       Chairman of the Board
 Kearns-Tribune Corporation                                              of Kearns-Tribune Corporation
 400 Tribune Building
 Salt Lake City, UT 84111

 Tony Lee Coelho                   Director of TCI; Chairman of the      Chairman & Chief Executive Officer
 Coelho Associates, LLP            Board & Chief Executive Officer of    of Coelho Associates, LLP
 1325 Avenue of the Americas       ETC w/TCI, Inc.;
 26th Floor
 New York, NY 10019

 Kim Magness                       Director of TCI & TCI                 Personal investor
 4000 E. Belleview                 Communications, Inc.
 Englewood, CO 80111

 Robert A. Naify                   Director of TCI                       President and C.E.O. of Todd-AO
 Todd-AO Corporation                                                     Corporation
 172 Golden Gate Avenue
 San Francisco, CA 94102

 Jerome H. Kern                    Director of TCI                       Business Consultant; Senior Counsel
 Baker & Botts, L.L.P.                                                   to Baker & Botts, L.L.P.
 5619 DTC Parkway
 Englewood, CO 80111

 Gary K. Bracken                   Senior Vice President & Controller    Senior Vice President & Controller
 TCI Communications, Inc.          of TCI Communications, Inc.           of TCI Communications, Inc.
 5619 DTC Parkway
 Englewood, CO 80111

 Stephen M. Brett                  Executive Vice President, Secretary   Executive Vice President, Secretary
 5619 DTC Parkway                  & General Counsel of TCI              & General Counsel of TCI
 Englewood, CO 80111

 Brendan R. Clouston               Executive Vice President & Chief      Executive Vice President & Chief
 5619 DTC Parkway                  Operating Officer of TCI              Operating Officer of TCI
 Englewood, CO 80111

 Barry Marshall                    Executive Vice President of TCI       Executive Vice President of TCI
 TCI Communications, Inc.          Communications, Inc.                  Communications, Inc.
 5619 DTC Parkway
 Englewood, CO 80111

 Larry E. Romrell                  Executive Vice President of TCI       Executive Vice President of TCI
 5619 DTC Parkway
 Englewood, CO 80111

 Bernard W. Schotters, II          Senior Vice President - Finance &     Senior Vice President - Finance &
 TCI Communications, Inc.          Treasurer of TCI Communications,      Treasurer of TCI Communications,
 5619 DTC Parkway                  Inc.                                  Inc.
 Englewood, CO 80111

 Robert N. Thomson                 Senior Vice President - Government    Senior Vice President - Government
 TCI Communications, Inc.          Affairs of TCI Communications, Inc.   Affairs of TCI Communications, Inc.
 5619 DTC Parkway
 Englewood, CO 80111

 Fred A. Vierra                    Executive Vice President of TCI       Executive Vice President of TCI
 5619 DTC Parkway
 Englewood, CO 80111

 Peter R. Barton                   Executive Vice President of TCI       Executive Vice President of TCI
 5619 DTC Parkway
 Englewood, CO 80111

         During the last five years, none of TSX and, to TSX's knowledge, the executive officers and directors of TSX listed above: (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) is a party to any civil proceeding of a judicial or administrative body of competent jurisdiction wherein any such person was or is subject to a judgment, decree or final order enjoining any such person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except, on September 9, 1993, Talton R. Embry, a director of TSX, and Magten Asset Management Corporation ("Magten"), an investment manager, established by Mr. Embry, without admitting or denying the allegations in a complaint by the SEC, consented to the entry of judgments enjoining each of them from violation (and in the case of Mr. Embry, aiding and abetting violations) of anti-fraud and other provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Advisers Act of 1940, as amended, and the Investment Company Act of 1940, as amended. The SEC complaint alleged principally that Mr. Embry failed to advise clients of certain personal trades relevant to the clients' holdings, to obtain certain consents required under applicable law in connection therewith and to comply with certain reporting requirements. The complaint did not involve the securities of TSX. As part of the settlement, Mr. Embry made a $1.0 million payment for the benefit of certain of Magten's clients.

         According to information provided by TCI, during the last five years, none of TCI and, to TCI's knowledge, the executive officers, directors and controlling persons of TCI listed above: (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction wherein any such person was or is subject to a judgment, decree or final order enjoining any such person from future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         TSX is filing this Schedule 13D because it has entered into a Voting Agreement with Anixter International Inc., a Delaware corporation ("Anixter"), which is a stockholder of ANTEC, dated as of October 28, 1996 (the "Voting Agreement"). Pursuant to the Voting Agreement, Anixter, which owns approximately 31.1% of the outstanding Common Stock of ANTEC, has agreed, subject to the terms and conditions of the Voting Agreement, that during the term of the Voting Agreement, at any meeting of the stockholders of ANTEC however called, and in any action by written consent of the stockholders of ANTEC, Anixter shall vote all shares of Common Stock of ANTEC now owned or which may hereafter be acquired by Anixter (the "Shares") (or cause the Shares to be voted) in favor of the merger of a newly formed subsidiary of ANTEC with and into TSX (the "Merger") pursuant to a Plan of Merger dated October 28, 1996 (the "Merger Agreement"), among ANTEC, TSX and the newly formed subsidiary of ANTEC. Pursuant to the Merger Agreement, each share of common stock of TSX will be converted into the right to receive one share of ANTEC Common Stock, each outstanding option granted by TSX to purchase shares of common stock of TSX shall be converted automatically into an option to purchase the same number of shares of Common Stock of ANTEC at the same exercise price, and TSX will become a wholly-owned subsidiary of ANTEC. Under the Voting Agreement, Anixter (without further action on Anixter's part) is deemed to have irrevocably appointed TSX as its attorney and proxy, with full power of substitution, to vote each of the Shares as its proxy, at any annual, special or adjourned meeting of the stockholders of ANTEC, in the event ANTEC breaches its agreement to vote the Shares in favor of the Merger. No separate consideration was exchanged in connection with the Voting Agreement.

ITEM 4.  Purpose of Transaction

         TSX, as a condition to entering into the Merger Agreement, requested that Anixter agree, and in order to induce TSX to enter the Merger Agreement, Anixter agreed to enter into the Voting Agreement. The Merger Agreement provides for the merger of the newly formed subsidiary of ANTEC with and into TSX, resulting in TSX becoming a wholly-owned subsidiary of ANTEC, and for William H. Lambert, Chairman, Chief Executive Officer and President of TSX, to become a member of the Board of Directors of ANTEC upon consummation of the Merger. Except for the Merger and Mr. Lambert becoming a member of the Board of Directors of ANTEC upon consummation of the Merger, none of TSX and, to TSX's knowledge after due inquiry, TCI and the executive officers, directors and controlling persons of TSX and TCI listed above, has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of ANTEC, or any disposition of securities of ANTEC;
(ii) any other extraordinary corporate transaction involving ANTEC or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of ANTEC or any of its subsidiaries; (iv) any other change in the present board of directors or management of ANTEC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) any material change in the present capitalization or dividend policy of ANTEC; (vi) any other material change in ANTEC's business or corporate structure; (vii) any changes in ANTEC's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition or control of ANTEC by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of ANTEC; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of ANTEC; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI has informed TSX that TCI may determine to change its investment intent with respect to its TSX Holdings, which post-merger will convert into ANTEC holdings ("TSX Holdings"), at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as ANTEC's business and prospects, other developments concerning ANTEC, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of ANTEC. TCI reserves the right, depending on other relevant factors, to acquire shares of the Common Stock of ANTEC in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of ANTEC or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         (a) Pursuant to Rule 13d-3(a)(1) of the Exchange Act, TSX by virtue of the Voting Agreement may be deemed to beneficially own the 7,113,500 shares of ANTEC Common Stock owned by Anixter, which constitutes 31.1% of the outstanding ANTEC Common Stock. To the knowledge of TSX after due inquiry, none of TCI and the executive officers and directors of TSX listed above beneficially own any shares of ANTEC Common Stock. TSX is not aware that the executive officers, directors and controlling persons of TCI listed above beneficially own any shares of ANTEC Common Stock, but TSX does not have actual knowledge and cannot represent that none of the executive officers, directors and controlling persons of TCI listed above beneficially own any shares of ANTEC Common Stock.

         (b) TSX does not have any power to dispose or direct the disposition of the Shares covered by the Voting Agreement. As provided in the Voting Agreement, Anixter has agreed to vote the Shares in favor of the Merger, but, should Anixter breach its agreement to do so, TSX is authorized to vote the Shares as the proxy of Anixter without any further action on Anixter's part. TSX thus shares power to vote or direct the voting as to the 7,113,500 shares of ANTEC Common Stock presently owned by Anixter. To the knowledge of TSX after due inquiry of representatives of Anixter, Anixter is a Delaware corporation, whose principal business is providing networking and cabling solutions. The address of its principal office is Two North Riverside Plaza, 19th Floor, Chicago, Illinois 60606. To the knowledge of TSX after due inquiry of representatives of Anixter, during the last five years Anixter has neither been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Anixter been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction wherein Anixter was or is subject to a judgment, decree or final order enjoining Anixter from future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) TSX has not executed transactions in the Common Stock of ANTEC during the past sixty (60) days. To the knowledge of TSX after due inquiry, none of TCI and the executive officers and directors of TSX listed above has executed transactions in the Common Stock of ANTEC during the past sixty (60) days. TSX is not aware that any of the executive officers, directors and controlling persons of TCI listed above has executed transactions in the Common Stock of ANTEC during the past sixty (60) days, but TSX does not have actual knowledge and cannot represent that none of the executive officers, directors and controlling persons of TCI listed above has executed transactions in the Common Stock of ANTEC during the past sixty (60) days.

         (d) Anixter or other persons not known to TSX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ANTEC Common Stock reported as beneficially owned by TSX on this Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of TSX, other than the Voting Agreement, the Merger Agreement, a registration rights agreement between TCI and ANTEC providing for the registration of the shares of Common Stock of ANTEC to be received by TCI, as a stockholder of TSX, in the Merger, there are presently no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and other persons with respect the Common Stock of ANTEC. A description of the Voting Agreement and the Merger Agreement are included in Item 3 of this Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits

         (1) Plan of Merger among ANTEC Corporation, TSX Corporation and TSX Acquisition Corporation, dated October 28, 1996. (incorporated by reference to Exhibit 2 filed with Current Report of ANTEC on Form 8-K dated November 1, 1996.)

         (2) Voting Agreement dated as of October 28, 1996, between TSX Corporation and Anixter International Inc. (incorporated by reference to
Exhibit 99.2 filed with Current Report of ANTEC on Form 8-K dated November 1, 1996.)

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 1996

                                        TSX CORPORATION


                                        By: /s/  WILLIAM H. LAMBERT
                                            -----------------------------------
                                            William H. Lambert, President and
                                            Chief Executive Officer





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